Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE
[LTC PROPERTIES, INC. LOGO]

Contact: Andre C. Dimitriadis, Chairman & CEO
Wendy L. Simpson, Vice Chairman & CFO
(805) 981-8655

LTC DECLARES TERMINATION OF $8.50 SELF TENDER OFFER AND
DECLARES A CASH DIVIDEND ON ITS COMMON STOCK

OXNARD, CALIFORNIA, October 18, 2002—LTC Properties, Inc. (NYSE:LTC) announced today a termination of its Tender Offer to purchase up to 1,500,000 shares of its common stock at the purchase price of $8.50.

LTC stated that in discussions with various operators, it became clear that Congress’ failure to date to extend certain Medicare skilled nursing facility reimbursement “add-ons” that expired October 1, 2002 caused a deterioration in the financial condition of most operators. In further discussions, certain operators inquired as to the possibility of rent reductions or moratoriums.

LTC cannot at this time determine the total impact of the continuing Medicare payment reductions on all of its lessees and mortgagors who have exposure to the Medicare program and as a result cannot evaluate the potential impact on LTC’s revenues. LTC stated that it believed it was a prudent business decision to terminate the tender at this time. Any shares previously tendered will be returned promptly to the tendering party.

LTC further stated that it was declaring a cash dividend of $0.10 per share on its common stock. The dividend will be payable on December 31, 2002 to stockholders of record on December 21, 2002. On October 14, 2002 LTC announced that it had declared the dividends on its preferred shares for the months of October, November and December 2002.

The Company is a self-administered real estate investment trust that invests primarily in long-term care and other health care related facilities through mortgage loans, facility lease transactions and other investments.

This press release includes statements that are not purely historical and are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s expectations, beliefs, intentions or strategies regarding the future. All Statements other than historical facts contained in this press release are forward looking statements. These forward-looking statements involve a number of risks and uncertainties. All forward-looking statements included in this press release are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such forward-looking statements. Although the Company’s management believes that the assumptions and expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. The actual results achieved by the Company may differ materially from any forward-looking statements due to the risks and uncertainties of such statements.

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